

Mail Stop 7010   February 29, 2008

Mr. Joel H. Rassman
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

> **Re: Toll Brothers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed December 21, 2007**
> **File No. 1-09186**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 8, 2008**
> **File No. 1-09186**

Dear Mr. Rassman:

We have reviewed the above referenced filings and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Business, page 2

1. On page 9, we note that you directly purchase some of the supplies you need in your capacity as a general contractor for the home construction and land development work you perform. In future filings, please include a section in the

business section discussing the sources and availability of the building materials you use. See Item 101(c)(1)(iii) of Regulation S-K.

Legal Proceedings, page 17

2. In future filings, please ensure that you include all the information that Item 103 requires, including a description of the factual basis underlying the class action filed on April 17, 2007, the date on which the second class action was filed, and the types of relief sought by the plaintiffs in both securities class actions you reference. See Item 103 of Regulation S-K.

Controls and Procedures, page 41

3. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, 34

4. Under the "Tally Sheets" section on page 39 or in some other relevant section of the Compensation Discussion and Analysis, please disclose in future filings how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Joel H. Rassman
Toll Brothers, Inc.
February 29, 2008
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director